                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13G


                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                          Forest City Enterprises, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

               Class A Common Stock, par value $0.33 1/3 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  345550-10-7
                        ------------------------------
                                 (CUSIP Number)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 7 pages

---------------------                                          -----------------
CUSIP No. 345550-10-7                 13G                      Page 2 of 7 Pages
---------------------                                          -----------------

--------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Wanger Asset Management, L.P. 36-3820584

--------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
      Not Applicable                                            (b) [_]

--------------------------------------------------------------------------------
      SEC USE ONLY
 3

--------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
         Delaware

--------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF               None

      SHARES       -------------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                             1,169,720 (Assumes conversion of 469,960 shares of
     OWNED BY                          Class B Common Stock into 469,960 shares
                                       of Class A Common Stock)
       EACH
                   -------------------------------------------------------------
    REPORTING             SOLE DISPOSITIVE POWER
                    7
      PERSON                 None

       WITH        -------------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                    8
                             1,169,720 (Assumes conversion of 469,960 shares of
                                       Class B Common Stock into 469,960 shares
                                       of Class A Common Stock)
--------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
         1,169,720 (Assumes conversion of 469,960 shares of Class B Common
                   Stock into 469,960 shares of Class A Common Stock)
--------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
         Not Applicable

--------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
         3.9%

--------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
         IA

--------------------------------------------------------------------------------
                     *SEE INSTRUCTION BEFORE FILLING OUT!

---------------------                                          -----------------
CUSIP No. 345550-10-7                 13G                      Page 3 of 7 Pages
---------------------                                          -----------------

--------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Wanger Asset Management, Ltd.

--------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
      Not Applicable                                            (b) [_]

--------------------------------------------------------------------------------
      SEC USE ONLY
 3

--------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
         Delaware

--------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF               None

      SHARES       -------------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                             1,169,720 (Assumes conversion of 469,960 shares of
     OWNED BY                          Class B Common Stock into 469,960 shares
                                       of Class A Common Stock)
       EACH
                   -------------------------------------------------------------
    REPORTING             SOLE DISPOSITIVE POWER
                    7
      PERSON                 None

       WITH        -------------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                    8
                             1,169,720 (Assumes conversion of 469,960 shares of
                                       Class B Common Stock into 469,960 shares
                                       of Class A Common Stock)
--------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
         1,169,720 (Assumes conversion of 469,960 shares of Class B Common
                   Stock into 469,960 shares of Class A Common Stock)
--------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
         Not Applicable

--------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
         3.9%

--------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
         CO

--------------------------------------------------------------------------------
                     *SEE INSTRUCTION BEFORE FILLING OUT!

Item 1(a)      Name of Issuer:

                    Forest City Enterprises, Inc.

Item 1(b)      Address of Issuer's Principal Executive Offices:

                    1100 Terminal Tower
                    50 Public Square
                    Cleveland, Ohio 44113-2203

Item 2(a)      Name of Person Filing:

                    Wanger Asset Management, L.P. ("WAM")
                    Wanger Asset Management Ltd., the general partner of WAM ("WAM LTD.").

Item 2(b)      Address of Principal Business Office:

                    WAM and WAM LTD. are located at:
                    227 West Monroe Street, Suite 3000
                    Chicago, Illinois 60606

Item 2(c)      Citizenship:

                    WAM is a Delaware limited partnership.
                    WAM LTD. is a Delaware corporation.

Item 2(d)      Title of Class of Securities:

                    Class A Common Stock, par value $0.33 1/3 per share

Item 2(e)      CUSIP Number:

                    345550-10-7

Item 3         Type of Person:

                    (e) WAM is an Investment Adviser registered under section 203 of the Investment Advisers Act of 1940; WAM LTD. is the General Partner of the Investment Adviser.

                               Page 4 of 7 pages

Item 4         Ownership (at December 31, 1998):

                    (a) Amount owned "beneficially" within the meaning of rule 13d-3:

                         1,169,720 shares (Assumes conversion of 469,960 shares
                                          of Class B Common Stock into 469,960
                                          shares of Class A Common Stock)

                    (b)  Percent of class:

                         3.9%

                    (c)  Number of shares as to which such person has:

                             (i)  sole power to vote or to direct the vote: none
                            (ii)  shared power to vote or to direct the vote:
                                  1,169,720 shares (Assumes conversion of
                                  469,960 shares of Class B Common Stock into
                                  469,960 shares of Class A Common Stock)
                           (iii) sole power to dispose or to direct the disposition of: none
                            (iv)  shared power to dispose or to direct
                                  disposition of: 1,169,720 shares of Class B
                                  Common Stock into 469,960 shares of Class A
                                  Common Stock)

Item 5         Ownership of Five Percent or Less of a Class:

                    If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of equity securities, check the following (x).

Item 6         Ownership of More than Five Percent on Behalf of Another Person:

                    The shares reported herein have been acquired on behalf of discretionary clients of WAM. Persons other than WAM and WAM LTD. are entitled to receive all dividends from, and proceeds from the sale of, those shares.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
               Company:

                    Not Applicable

Item 8         Identification and Classification of Members of the Group:

                    Not Applicable

                               Page 5 of 7 pages

Item 9         Notice of Dissolution of Group:

                    Not Applicable

Item 10        Certification:

                     By signing below I certify that, to the best of my
               knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                               Page 6 of 7 pages

                                   Signature
                                   ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 9, 1999

               The undersigned corporation, on the date above written, agrees and consents to the joint filing on its behalf of this Schedule 13G in connection with its beneficial ownership of the security reported herein.

                                      WANGER ASSET MANAGEMENT, LTD.
                                        for itself and as general partner of
                                        WANGER ASSET MANAGEMENT, L.P.


                                       By: /s/ Bruce H. Lauer
                                           -------------------------------------
                                               Bruce H. Lauer
                                               Vice President

                               Page 7 of 7 pages